Exhibit 4.2
DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934
        The following briefly summarizes certain of the material terms of the common shares, par value $0.20 per share, of American Express Company, which was the only class of the registrant’s securities registered under Section 12 of the Securities Exchange Act of 1934, as amended, as of December 31, 2019. The following description of the common shares does not purport to be complete and is subject to, and qualified in its entirety by reference to the applicable provisions of the New York Business Corporation Law, our amended and restated certificate of incorporation and our by-laws.
        We are authorized to issue up to 3,600,000,000 common shares, par value $0.20 per share. At December 31, 2019, we had outstanding 810,468,061 common shares. As of December 31, 2019, we had reserved approximately 19 million common shares for issuance under employee stock and employee benefit plans.
        Dividends.    Subject to the prior rights of holders of any preferred shares, holders of common shares are entitled to receive dividends when, as and if declared by our Board of Directors out of funds legally available for that purpose.
        Liquidation Rights.    In the event of our liquidation, dissolution or winding up, after the satisfaction in full of the liquidation preferences of holders of any preferred shares, holders of common shares are entitled to ratable distribution of the remaining assets available for distribution to shareholders.
        Voting Rights.    Each common share is entitled to one vote on all matters submitted to a vote of shareholders. Holders of the common shares do not have cumulative voting rights.
        No Redemption Provisions.    The common shares are not subject to redemption by operation of a sinking fund or otherwise.
        No Preemptive Rights.    Holders of common shares are not entitled to preemptive rights.
        No Assessment.    The issued and outstanding common shares are fully paid and non-assessable.
        Transfer Agent and Registrar.    The transfer agent and registrar for the common shares is Computershare, P.O. Box 43006, Providence, RI 02940-3006.
        Certain provisions of our amended and restated certificate of incorporation and our by-laws as well as the New York Business Corporation Law may have the effect of encouraging persons considering unsolicited tender offers or unilateral takeover proposals for us to negotiate with the Board of Directors and could thereby have an effect of delaying, deferring or preventing a change in control. These provisions include:
        Authorized But Unissued Shares.    As of December 31, 2019, 2,786,882,910 common shares were authorized but unissued and 2,649,029 common shares were held by us as treasury shares. Such shares could be issued without stockholder approval in transactions that might prevent or render more difficult or costly the completion of a takeover transaction. In this regard, our amended and restated certificate of incorporation grants the Board of Directors broad corporate power to establish the rights and preferences of preferred stock, one or more classes or series of which could be issued which would entitle holders to exercise rights which could have the effect of impeding a takeover, including rights to convert or exchange the stock into common shares or other securities or to demand redemption of the stock at a specified price under prescribed circumstances related to a change of control.
        Advance Notice By-law.    Under our by-laws, written notice of any proposal to be presented by any shareholder or any person to be nominated by any shareholder for election as a director must be received by our corporate secretary at our principal executive offices not less than 90 nor more than 120 days prior to the anniversary of the preceding year's annual meeting; provided, however, that if the date of the annual meeting is not within 25 days before or after such anniversary date, such notice must be received not later than 10 days following the day on which the date of the meeting is first disclosed to the shareholders or publicly, whichever occurs first.
        Anti-Takeover Provisions under New York Law.    We are subject to Section 912 of the New York Business Corporation Law. With specified exemptions, this statute prohibits a New York corporation listed on a national securities exchange from engaging in a business combination (as defined in Section 912(a)(5)) with an interested stockholder (generally, a person that, together with its affiliates and associates, owns 20% or more of the corporation's voting stock) for a period of five years after the date of the transaction in which the person became an interested stockholder.